Eric Blanchard

+1 212 479 6565

eblanchard@cooley.com

January 13, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Jenn Do

Kevin Kuhar

Christopher Edwards

Alan Campbell

Re:	Landos Biopharma, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted November 30, 2020

CIK No. 0001785345

Ladies and Gentlemen:

On behalf of Landos Biopharma, Inc. (the “Company”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated December 11, 2020 (the “Comment Letter”), relating to the Company’s Amendment No. 2 to the Draft Registration Statement on Form S-1, confidentially submitted on November 30, 2020.

The Company is concurrently publicly filing a revised Registration Statement (the “Registration Statement”), which reflects changes made in response to certain of the comments contained in the Comment Letter.

The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in Registration Statement.

Prospectus Summary

Our Portfolio, page 3

January 13, 2021

Page Two

1.

We note your response to prior comment 2 and your updated pipeline chart and reissue in part. Please adjust the length of the bars to reflect whether a study or a trial is ongoing or has been completed. For example, the bar for BT-11 for Ulcerative Colitis extends to the end of the Phase II column despite your disclosure elsewhere indicating that you are still conducting the trial. Similarly, the bar for NX-13 for Ulcerative Colitis extends to the end of the Phase I column despite your disclosure elsewhere indicating that you are still conducting the trial. Please revise your pipeline chart for each of your programs to reflect the current clinical development status for each product candidate.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Phase 2 clinical trial for BT-11 for Ulcerative Colitis and the Phase 1 clinical trial for NX-13 for Ulcerative Colitis have each completed, and therefore the Company believes that the pipeline chart accurately reflects the stage of development for each product candidate.

Business

Our Portfolio, page 90

2.

We note your response to prior comment 6 and updated disclosure and reissue the comment. You may summarize your future clinical development and commercialization strategy in the text of your document, but the graphic continues to assume regulatory approvals which may or may not be granted and that the data from your preclinical studies and clinical trials will permit you to further progress each of your product candidates.

In response to the Staff’s comment, the Company has revised the disclosure, including to remove the graphic, on page 92 of the Registration Statement.

Our Strategy, page 95

3.

We note your response to prior comment 5 and re-issue in part. You continue to state that you believe you are positioned to “accelerate” the discovery and development of safer and more effective novel therapeutics and that your platform is designed to “accelerate” the development of new therapeutic products. We further note your reference on page 89 of your document to your strategy of “rapidly advancing” development of your product candidates. Please either remove these statements or balance them to clarify that there is no guarantee you will be able to “accelerate” or “rapidly advance” your product candidates, that the process of clinical development is inherently uncertain and that the FDA and applicable foreign regulators may not permit you to progress as quickly as envisioned through the clinical, regulatory approval and commercialization process.

January 13, 2021

Page Three

In response to the Staff’s comment, the Company has revised the disclosure on pages 91, 97, 99, 100 and 103 of the Registration Statement.

NX-13, an oral NLRX1 agonist for the treatment of UC and CD, page 134

4.

We note your statement that you have completed a Phase 1 clinical trial for NX-13 in normal healthy volunteers. Elsewhere, including on page 140, you state that you are “currently conducting” a Phase 1 clinical trial of NX-13 in normal healthy volunteers. Please reconcile your disclosure. To the extent your Phase 1 trial of NX-13 is ongoing, please also adjust the bars in your pipeline chart so that they do not extend to the end of the Phase I column.

The Company respectfully notes that the Phase 1 clinical trial of NX-13 has completed. In response to the Staff’s comment, the Company has revised the disclosure on pages 141 and 142 of the Registration Statement, including to describe the results of the clinical trial.

* * * *

January 13, 2021

Page Four

Please contact me at (212) 479-6565 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Eric Blanchard

Eric Blanchard

cc:	Josep Bassaganya-Riera, Landos Biopharma, Inc.

Nathan Ajiashvili, Latham & Watkins LLP